Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on August 2, 2018

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Perion Network Ltd., that an Extraordinary General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, August 2, 2018, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), for the following purposes:

1.	To elect Mr. Daniel E. Aks, as an external director of the Company for a period of three years, commencing on September 28, 2018;

2.	To approve the compensation terms of Mr. Eyal Kaplan, the chairman of the board of directors of the Company; and

3.
To approve amendments to the amended and restated articles of association of the Company (the “Articles of Association”) and amended and restated memorandum of association of the Company (the “Memorandum of Association”) authorizing (i) an increase of the Company’s registered share capital by additional NIS 100,000, such that following the increase, the Company’s registered share capital shall be NIS 1,300,000, consisting of 130,000,000 Ordinary Shares, NIS 0.01 par value each; (ii) a reverse share split of the Company’s Ordinary Shares by a ratio of up to 3:1, to be effective at the ratio and on a date to be determined by the board of directors of the Company, and (iii) the change of the Company’s name to Undertone Ltd. or such a similar name as determined by the board of directors of the Company and approved by the Israeli Registrar of Companies (which change is to become effective subject to and upon the subsequent authorization of the Israeli Registrar of Companies).

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our articles of association, the quorum required for a general meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Perion", "we", "us", "our" and "our company" to refer to Perion Network Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal 1 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company).  A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy as to which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company. As of the date of the proxy statement, we don’t have a controlling shareholder.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal 1.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about July 11, 2018, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at https://www.perion.com/ir-info/ and on the SEC’s website at www.sec.gov.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on July 3, 2018 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing "proxies" to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company no later than the close of business on August 1, 2018, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Your returned proxy may be revoked at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on August 1, 2018, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if you are the record holder of the Ordinary Shares, voting in person at the Meeting. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

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Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Alon Gorgani, the Company's VP of Legal and General Counsel, at +972-73-398-1571.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than July 23, 2018 at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, the Company's VP of Legal and General Counsel. Any position statement timely received will be furnished to the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than July 5, 2018.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors,
Eyal Kaplan
Chairman of the Board of Directors Date: June 28, 2018

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PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on August 2, 2018

          This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “"Ordinary Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors for use at the Extraordinary General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, August 2, 2018, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.	To elect Mr. Daniel E. Aks, as an external director of the Company for a period of three years, commencing on September 28, 2018;

2.	To approve the compensation terms of Mr. Eyal Kaplan, the chairman of the board of directors of the Company; and

3.
To approve amendments to the amended and restated articles of association of the Company (the “Articles of Association”) and amended and restated memorandum of association of the Company (the “Memorandum of Association”) authorizing (i) an increase of the Company’s registered share capital by additional NIS 100,000, such that following the increase, the Company’s registered share capital shall be NIS 1,300,000, consisting of 130,000,000 Ordinary Shares, NIS 0.01 par value each; (ii) a reverse share split of the Company’s Ordinary Shares by a ratio of up to 3:1, to be effective at the ratio and on a date to be determined by the board of directors of the Company, and (iii) the change of the Company’s name to Undertone Ltd. or such a similar name as determined by the board of directors of the Company and approved by the Israeli Registrar of Companies (which change is to become effective subject to and upon the subsequent authorization of the Israeli Registrar of Companies).

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on July 3, 2018 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be available on the SEC website at www.sec.gov and on the MAGNA on-line system of the ISA at www.magana.gov.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the board of directors, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the board of directors on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by: giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on August 1, 2018, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is the record holder of the Ordinary Shares, voting in person at the Meeting.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than July 23, 2018, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, attn: Mr. Alon Gorgani, the Company's VP of Legal and General Counsel. Any position statement timely received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than July 5, 2018.

Quorum and Voting Requirements

As of June 15, 2018, we had 77,550,069 issued and outstanding Ordinary Shares (such amount excludes 346,019 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. As of the date of this proxy statement, there is no item on the Meeting agenda that may be considered routine. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal 1 is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy as to  which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company. As of the date the proxy statement, we don’t have a controlling shareholder.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal 1.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about July 11, 2018. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of Extraordinary General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

BENEFICIAL OWNERSHIP OF SECURITIES
 BY CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the beneficial ownership of our shares as of June 15, 2018, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 77,550,069 Ordinary Shares issued and outstanding as of June 15, 2018 (such amount excludes 346,019 Ordinary Shares held by the Company)

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table have voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Benchmark Israel II, L.P.(1)	9,571,772	12.34%
Ronen Shilo(2)	7,508,847	9.68%
Dror Erez(3)	7,360,642	9.5%
Zack and Orli Rinat(4)	6,484,347	8.36%
J.P. Morgan Investment Management Inc.(5)	4,203,067	5.41%

(1)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 5, 2018, by Benchmark Israel II, L.P. (“BI II”) and affiliates. BCPI Partners II, L.P. (“BCPI-P”), the general partner of BI II, may be deemed to have sole power to vote and dispose of the 9,293,742 shares directly held by BI II. BCPI Corporation II (“BCPI-C”), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 282,882 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote and dispose of these shares, BCPI-C may be deemed to have sole power to vote and dispose of these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote and dispose of these shares. The Address of Benchmark is 2965 Woodside Road Woodside, California 94062s.

(2)	Based on a Schedule 13D/A filed with the SEC on May 31, 2017. The Address of Mr. Shilo is Ronen Shilo c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(3)
Based upon information provided to us by Mr. Erez. Includes options to purchase 44,999 Ordinary Shares that are vested or will vest, within 60 days of June 15, 2018. Mr. Erez serves as a director of the Company. The Address of Mr. Erez is Dror Erez c/o Conduit Ltd., 2 Ilan Ramon St. Ness-Ziona 7403635, Israel.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The address of Zack and Orli Rinat is 26319 Esperanza Drive Los Altos Hills, CA.

(5)
Consists of 4,203,067 Ordinary Shares directly held by Project Condor LLC (“Condor”). PEG Digital Growth Fund L.P. (“DGF”) owns 98.75% of the membership interests of Condor. As the holder of the majority of the membership interests of Condor, DGF manages Condor and has shared voting or dispositive power over the 4,203,067 Ordinary Shares held by Condor. J.P. Morgan Investment Management Inc. (“JPMIM”) serves as investment advisor to DGF. Based upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 11, 2017, by JPMIM, DGF, and Condor. The address for JPMIM, DGF and Condor is 320 Park Avenue, New York, New York 1002

CORPORATE GOVERNANCE

Board of Directors

The following table sets forth information about our directors as of June 15, 2018:

Name	Age	Position
Eyal Kaplan*(1)(2)	59	Chairman of the board of directors
Doron Gerstel	57	Chief Executive Officer and Director
Dror Erez	48	Director
Sarit Firon*(1)(3)(4)	51	External Director
Roy Gen(1)	46	Director
Avichay Nissenbaum*(2)(3)(4)(5)	51	External Director
Michael Vorhaus*(2)(3)(4)	60	Director

*	Independent director under the Nasdaq Listing Rules.
(1)	Member of the investment committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.
(4)	Member of our audit committee.
(5)	Mr. Nissenbuam’s term as an external director of the Company expires on September 27, 2018.

Our board of directors currently consists of seven directors, two of whom qualify as “external directors” under Israeli law and have also been determined by our board of directors to qualify as “independent directors” for the purpose of the Nasdaq Listing Rules. Other than our external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors, as well as the director standing for election at the Meeting, other than Messrs. Doron Gerstel, Dror Erez and Roy Gen, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of  “independent directors”, as such term is defined in the Nasdaq Listing Rules.

Our board of directors has further determined that each member of our audit committee, as well the director standing for election at the Meeting, is “independent” as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee, as well the director standing for election at the Meeting, satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of audit committees and compensation committees, respectively.

Our board of directors has determined that Ms. Sarit Firon, who serves on our audit committee, as well as the director nominee, Mr. Daniel E. Aks, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

PROPOSAL ONE

ELECTION OF MR. DANIEL E. AKS AS AN EXTERNAL DIRECTOR

In accordance with the Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. An external director serves for a term of three years, which may be extended for additional two terms of three years each. The third term of our external director, Mr. Avichay Nissenbuam, will end September 27, 2018. An external director can be removed from office only under very limited circumstances. All of the external directors must serve on our audit committee and compensation committee, including as chair of such committees, and at least one external director must serve on each other committee of our board of directors.

At the Meeting, shareholders will be asked to elect Mr. Daniel E. Aks as an external director of the Company for a period of three years, commencing on September 28, 2018.

Our board of directors has determined, following the recommendation of our nominating and corporate governance committee, that Mr. Daniel E. Aks also meets the independence standards under the rules of the Nasdaq Stock Market, has accounting and financial expertise and possess professional qualifications as required under the Companies Law, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

As previously approved by our shareholders, if elected, Mr. Daniel E. Aks will be paid the same compensation payable to our other non-executive directors, which consists of $50,000 in cash per year and an annual grant of options to purchase up to 25,000 Ordinary Shares. The date of the initial grant will be the date of the Meeting, while the date of the subsequent annual grants will be the date of our annual meeting of shareholders in each year, so long as Mr. Daniel E. Aks continues to be a director of the Company.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant date. The exercise price per share will be equal to the closing price of the Ordinary Shares on Nasdaq on the applicable grant date. For more details about the terms of the compensation we propose to pay to Mr. Daniel E. Aks, please see Proposal Two of the proxy statement relating to our 2015 annual meeting of shareholders, which we filed with the SEC on November 16, 2015.

Herein below are details of Mr. Daniel E. Aks:

Mr. Daniel E. Aks (58) is the Chief Executive Officer of Antenna International, a story-maker and creative technology company devoted to cultural, iconic site and commercial attractions starting as of December 2017. Prior to Antenna, from December 2010 to December 2017 he was the owner of C3 Multimedia LLC., a consulting firm in the fields of information, education K-16 and media and during his term with C3 was, inter-alia, the Acting Chief Operating Officer for the Educational Records Bureau (ERB), a K-12 assessment organization serving private education and high performing public institutions (from March 2015 until December 2017). From January 2014 until December 2017, Mr. Aks was the Co-Founder of The EdTech Fund, an investment vehicle for seed capital investments in educational technologies. He also served as the Senior Vice President and Chief of Staff for McGraw-Hill Education (MHE) from September 2008 until November 2010 where he was responsible for information technology, public relations, strategy and business development, K-12 differentiated instruction pilots, and content management system development. From July 2007 until April 2008 he served as the Chief Operating Officer and Executive Vice President at The Greenspun Companies, where he had general management responsibility of the company’s magazine and companion web site businesses. Prior to that from January 2006 to July 2007, he held positions with MTV Networks (MTVN) as a Senior Vice President of both Operations and Consumer Products. Prior to MTVN from August 1999 to June 2004, Mr. Ask served PRIMEDIA’s Consumer Magazine Group as Chief Operating Officer, where he managed the Direct Response Advertising Group, Manufacturing, Production, Distribution, IT, Strategy, Business Development, Global Sourcing, and at times Circulation. He was also President of PRIMEDIA Consumer Magazine Internet Group during that term. Prior to joining PRIMEDIA, Mr. Aks was a partner with the Booz Allen Hamilton consulting firm where he specialized in business growth, operations strategy and restructuring in the media, education, telecommunications and consumer goods industries. Mr. Aks holds a BS in Manufacturing/Industrial Engineering and a B.A. in Business Administration from Rutgers University and earned an MBA from the Harvard University Graduate School of Business Administration, where he graduated with second-year honors.

Mr. Daniel E. Aks has certified to us that he complies with all requirements under the Companies Law for serving as an external director. Such certifications will be available for inspection at the Meeting.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Mr. Daniel E. Aks to serve as an external director of the Company for a period of three years, commencing on September 28, 2018.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL TWO

APPROVAL OF THE COMPENSATION TERMS OF MR. EYAL KAPLAN, THE
CHAIRMAN OF THE BOARD OF DIRECTORS

Mr. Kaplan was appointed as the Chairman of the board of directors of the Company on May 9, 2018.

At the meeting, shareholders will be asked to approve Mr. Kaplan’s compensation terms as the Chairman of our board of directors.

The proposed compensation package includes:

(a)	an annual fee in the amount of US$ 100,000 plus VAT, payable in four quarterly payments;
(b)
A one-time grant of options to purchase 200,000 Ordinary Shares, with a 3-year vesting schedule (the options will vest on a quarterly basis in equal tranches over a three-year period), commencing on May 9, 2018 (the “Effective Date”), and an exercise price per share equal to $0.75 which is the three (3) trading day average closing price of Company’s shares prior to the Effective Date, as reported by the Nasdaq Stock Market (the “Options”). The Options will be subject to the terms and conditions of the Equity Incentive Plan of the Company, as amended (the "Plan") and the option agreement pursuant to the Plan, which Mr. Kaplan will be required to sign as a condition to receiving the Options.

Upon removal of Mr. Kaplan from office either by a vote of the board of directors or by a vote of the Company’s shareholders, either (i) as a direct result of the negotiation of a Change of Control of the Company; or (ii) within six months following a Change of Control event (for the avoidance of doubt, in both (i) and (ii), other than for Cause – as such term is defined in the Plan) all unvested Options shall automatically be accelerated and become fully vested on the effective date of any such event described in either (i) or (ii).

A “Change in Control” means (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are held by any party (whether directly or indirectly; and

(c)	reimbursement of out-of-pocked expenses incurred in connection with Mr. Kaplan’s services as chairman.

Based on the Company's policies and procedures, Mr. Kaplan will be covered by our D&O insurance and granted an indemnification letter.

Mr. Kaplan’s agreement also includes customary non-disclosure, non-compete and ownership assignment of intellectual property undertakings.

Subject to the approval of the shareholders, Mr. Kaplan’s service agreement will become effective as of May 9, 2018 and will continue for a period of three (3) years thereafter, or until its earlier termination in accordance with its terms. The agreement will automatically terminate on the date Mr. Kaplan no longer serves as the chairman of the board of directors.

Mr. Kaplan’s proposed compensation terms are consistent with our compensation policy and were approved by our compensation committee and the board of directors in light of Mr. Kaplan’s extensive experience and skills. In the event that Mr. Kaplan’s proposed term are not approved at the Meeting, Mr. Kaplan will be compensated, retroactively, in accordance with the compensation terms previously approved by our shareholders of our other non-executive directors, which consists of $50,000 in cash per year and an annual grant of options to purchase up to 25,000 Ordinary Shares. The date of the initial grant will be the date of the Meeting, while the date of the subsequent annual grants will be the date of our annual meeting of shareholders in each year, so long as Mr. Kaplan continues to act as the chairman of the Company’s board of directors.  Each option is exercisable for a term of five years and vests in three equal installments on each anniversary of the applicable grant date. The exercise price per share will be equal to the closing price of the Ordinary Shares on Nasdaq on the applicable grant date. For more details about the terms of the compensation we propose to pay to Mr. Kaplan in case this Proposal is not approved at the Meeting, please see Proposal Two of the proxy statement relating to our 2015 annual meeting of shareholders, which we filed with the SEC on November 16, 2015.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the compensation terms of the chairman of the Company’s board of directors, Mr. Eyal Kaplan, as detailed in the Proxy Statement, dated June 28, 2018.”

PROPOSAL THREE

AMEDMENTS TO THE COMPANY’S CHARTER DOCUMENTS

At the Meeting, shareholders will be asked to approve amendments to the amended and restated articles of association of the Company and amended and restated memorandum of association of the Company in order to facilitate: (i) an increase of the Company’s registered share capital by additional NIS 100,000, such that following the increase, the Company’s registered share capital shall be NIS 1,300,000, consisting of 130,000,000 Ordinary Shares, NIS 0.01 par value each; (ii) a reverse share split of the Company’s Ordinary Shares by a ratio of up to 3:1, to be effective at the ratio and on a date to be determined by our board of directors, and (iii) the change of the Company’s name to Undertone Ltd. or such a similar name as determined by the board of directors and approved by the Israeli Registrar of Companies (which change is to become effective subject to and upon the subsequent authorization of the Israeli Registrar of Companies).

Capital Increase

If the increase is approved, our board of directors would then have the power, without further shareholder approval (except to the extent that such approval may be required by law, stock exchange rules or other regulations), to issue additional authorized shares for at such times and in such amounts as the board of directors in its discretion may determine.

This increase in registered share capital would allow the Company to meet its future business and financial needs as they may arise.

Reverse Split

Due to the decrease in the share price of the Company’s Ordinary Shares, we believe that a reverse share split of our Ordinary Shares is advisable in order to make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. Our board of directors believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our Ordinary Shares.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s outstanding Ordinary Shares by a ratio of up to 3:1 (the “Reverse Split”). If the Reverse Split is approved by our shareholders, then our board of directors will have the authority to decide the ratio of the Reverse Split and the date to implement the Reverse Split. Following such determination by our board of directors, we will issue a press release announcing the effective date of the Reverse Split and will amend our amended and restated articles of association and amended and restated memorandum of association accordingly to affect and reflect such Reverse Split.

If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding Ordinary Shares would be reduced in accordance with the Reverse Split ratio and the par value per ordinary share will be increased proportionately.  In addition, if the Reverse Split is implemented, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding options and warrants will be adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to the Plan shall be appropriately adjusted.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split.  Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Name Change

At the Meeting, shareholders will be requested to approve the change of the name of the Company from “Perion Network Ltd.” to “Undertone Ltd.” or such a similar name as determined by the board of directors and approved by the Israeli Registrar of Companies.

Over the course of the last few months, our management has evaluated the possibility of rebranding the Company to address the evolution in the Company’s current and targeted portfolio of business towards the advertising market, which represents our future growth engine. Undertone enables the world's best brands to present their advertising through our proprietary Synchronized Digital Branding solution, assuring that each message connects to the one before, and the one after, in a strategic sequence that elevates the user experience, delivers superior KPIs, and solves the industry’s problem of message fragmentation. Changing our Company name to reflect our primary growth driver, will firmly support our strategy.  Our management and board of directors have recommended, in connection with the rebranding of the Company, to change the Company’s name to “Undertone Ltd.”

The change to the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and the issuance by the Registrar of a “Name Change Certificate”, and shareholders are requested to approve the change the name of the Company from Perion Network Ltd. to Undertone Ltd. or such a similar name as determined by the board of directors and approved by the Israeli Registrar of Companies.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the capital increase, reverse split and name change (including the relevant amendments to the amended and restated articles of association and amended and restated memorandum of association of the Company) as detailed in the Proxy Statement, dated June 28, 2018”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Our board of directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2017, are included in our annual report on Form 20-F filed with the SEC on March 27, 2018.  On May 10, 2018, we furnished to the SEC under the cover of Form 6-K our results of operations for the three months ended March 31, 2018. You may read and copy these reports without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il.  These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, Eyal Kaplan Chairman of the Board of Directors Date: June 28, 2018